11750 Katy Fwy, Suite 900 Houston, TX 77079 P: 832-456-6500	www.stabilis-solutions.com

October 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Wojciechowski and Lily Dang

Re:	Stabilis Solutions, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 9, 2023 File No. 001-40364

Dear Mr. Wojciechowski and Ms. Dang:

I am writing on behalf of Stabilis Solutions, Inc. (“Stabilis”). Stabilis acknowledges receipt of the letter dated September 21, 2023 (the “Comment Letter”) containing comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to me, in which the Staff has requested certain information with respect to the above-referenced Form 10-K. We are working expeditiously to respond to the Comment Letter. We respectfully request an extension for our response to the Comment Letter to no later than October 19, 2023. This extension will ensure that we can devote the appropriate time and resources to consider the Staff’s comments and prepare our response. Thank you for your consideration.

If you have any questions, please do not hesitate to contact me at (832) 456-6502.

Respectfully submitted,

Stabilis Solutions, Inc.

By:	/s/ Andrew L. Puhala
Andrew L. Puhala
Senior Vice President and Chief Financial Officer